

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES FILING OF ANDA IN COLLABORATION WITH APICORE

WINNIPEG, CANADA – (December 13, 2016) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a leading Canadian specialty pharmaceutical company, is pleased to announce that an abbreviated New Drug Application ("ANDA") was filed with the U.S. Food and Drug Administration for a high-value cardiovascular generic drug developed as a collaboration between Medicure International, Inc. (a wholly owned subsidiary of Medicure Inc.) and Apicore US LLC (together with its affiliates "Apicore"). The ANDA filing is the result of a project that was previously announced on January 6, 2016 and was focused on the development of an intravenous drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights.

Medicure owns a majority interest in Apicore, as well as an option to acquire the remaining issued shares of Apicore until July 2017.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure. Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 12 that are approved for commercial sale in the U.S. by customers of Apicore. Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies. Apicore has 2 FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

About Medicure

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.